Navios Maritime Holdings Inc.
Reports Financial Results
for the
Second Quarter ended June 30, 2007

•	Strong Financial Performance;

o	EBITDA Increased 74%

o	Net Income Increased 371%

•	Quarterly Dividend of $0.0666 per share

PIRAEUS, GREECE, August 16, 2007 — Navios Maritime Holdings Inc. (‘‘Navios’’) (NYSE: ‘‘NM’’ ), a leading vertically integrated global shipping company specializing in the dry-bulk shipping industry, today reported its financial results for the quarter ended June 30, 2007.

Ms. Angeliki Frangou, Chairman and CEO of Navios, stated: ‘‘In the second quarter, we delivered strong financial performance, increasing EBITDA by 74% and net income by 371%. We also increased our equity and broadened our shareholder base through a follow-on offering. Most recently, we created significant visibility into future earnings and added structural flexibility through eight new long-term charters with world-class counterparties.’’

Highlights of Recent Events

Capital Raising Activities

•	Secondary Offering

On May 23, 2007, Navios issued 13,225,000 of additional shares through a public offering raising approximately $124.9 million of net proceeds.

•	Warrant Exercise

During the second quarter, 5,310,674 warrants were voluntarily exercised. This resulted in the company receiving $26.6 million of proceeds from the exercise of these warrants.

Fleet Update

•	Delivery of Vessels

During the quarter, Navios took delivery of the following two new building vessels under long term charter-in arrangements:

•	On May 9, 2007, the Navios Primavera, a 2007-built Ultra Handymax vessel (Navios has a purchase option on the vessel), and

•	On June 19, 2007, the Navios Prosperity a 2007-built Panamax vessel (Navios has a purchase option on the vessel).

Subsequent to the end of the quarter, on August 9, 2007, Navios took delivery of the Navios Esperanza a 2007 Panamax vessel

•	Acquisition of Capesize Vessels for $460 Million

Navios agreed to purchase two new Capesize vessels to be built by Daewoo Shipbuilding & Marine Engineering Company Ltd. in South Korea. Each vessel will cost $120.0 million and have approximately 180,000 dwt. Delivery is scheduled in June 2009 and September 2009. To date, Navios has placed $48.0 million on deposit for these vessels, with the $192.0 million balance due upon delivery. Navios also announced that it has entered into conditional agreements for the purchase of two new Capesize vessels. Each vessel will cost $110.0 million and have approximately 172,000 dwt. Delivery is scheduled in the fourth quarter of 2009.

•	Acquisition of 50% Interest in Asteriks

On April 19, 2007, Navios acquired the remaining 50% interest in Asteriks, a 2005-built Panamax vessel, for approximately $26.0 million. As a result of this transaction we own 100% of this vessel.

Completion of Exchange Offer

On August 8, 2007, Navios successfully closed the exchange offer where 100% of all its outstanding 9-½% Senior Notes due 2014 were exchanged for a like principal amount of its 9-½% Senior Exchange Notes due 2014, which were registered under the Securities Act of 1933, as amended.

Long-Term Charters Out / Secured Cash Flow

Recently, Navios secured eight long-term time charter contracts with an average charter period of 5.1 years and average charter hire of $24,338. The charters of 5 panamax and 3 ultra-handymax vessels are to Cargill, Mitsui O.S.K. Lines and Rio Tinto. These eight new time charters represent, in the aggregate, 41 years of employment and approximately $361.0 million contracted revenue.

As a result of these charters, Navios has extended the coverage of its core fleet to 99.0% for 2007, 88.9% for 2008, 49.6% for 2009 and 29% for 2010.

Financial Highlights

Navios grew EBITDA by 74%, to $42.6 million in the second quarter of 2007 from $24.5 million in the second quarter in 2006. Net Income grew by 371% to $23.2 million from $4.9 million. Revenue grew by 157% to $135.9 million from $53.0 million.

Second Quarter 2007 Results (in 000’s of US Dollars):

The following table presents consolidated revenue and expense information for the three month periods ended June 30, 2007 and 2006. This information was derived from the unaudited consolidated revenue and expense accounts of Navios for the respective periods.

	Three months ended June 30,
	2007	2006
	(unaudited)	(unaudited)
Revenue	$135,865	$52,993
EBITDA	42,641	$24,548
Net income	$23,182	$4,924

Revenue:    Revenue increased to $135.9 million for the three month period ended June 30, 2007 as compared to the $53.0 million for the same period of 2006. Revenue from vessel operations increased by approximately $82.4 million or 164.4% to $132.5 million for the three month period ended June 30, 2007 from $50.1 million for the same period of 2006. This increase is mainly attributable to: (a) an increase in operating days, (b) the improvement in the market resulting in higher charter-out daily hire rates in the second quarter of 2007 as compared to the same period of 2006, and (c) an increase in the number of Contracts of Affreightment (‘‘COAs’’) serviced by Navios (acquired as part of the acquisition of Kleimar).

Revenue from the port terminal increased by $0.5 million to $3.4 million for the three month period ended June 30, 2007 as compared to $2.9 million in the same period of 2006. This is due to port terminal throughput volume increasing approximately 14.6% to 799,000 tons for the three month period ended June 30, 2007 from 697,000 tons for the same period in 2006.

Gains on FFAs:    Income from FFAs increased by $5.5 million to a gain of $7.2 million during the three month period ended June 30, 2007 as compared to $1.7 million gain for the same period in 2006.

EBITDA:    EBITDA increased by $18.1 million to $42.6 million for the three month period ended June 30, 2007 as compared to $24.5 million for the same period of 2006. The increase is mainly attributable to (a) a gain in Forward Freight Agreement (‘‘FFAs’’) trading of $7.2 million in the second quarter of 2007 versus a gain of $1.7 million in the same period in 2006, (b) the increase in revenue by $82.9 million from $53.0 million in the second quarter of 2006 to $135.9 million in the same period of 2007. The above increase was mitigated mainly by (a) the increase in time charter and voyage expenses by $67.6 million from $22.6 million in the second quarter of 2006 to $90.2 million in the same period of 2007, (b) the increase in the direct vessels expenses by $2.8 million due to the expansion of the owned fleet from 15 vessels in the second quarter of 2006 to 19 vessels in the same period of 2007, (c) the increase in general and administrative expenses by $0.6 million and (d) the net increase in all other categories (other income/expenses, income from investments in finance leases, income from affiliate companies, etc.) by $0.7 million.

Net Income:    Net income for the second quarter ended June 30, 2007 was $23.2 million as compared to $4.9 million for the comparable period of 2006. The resultant increase of net income was primarily due to the $18.1 million increase in EBITDA.

Liquidity:    Navios’ cash and cash equivalents balance (including restricted cash) on June 30, 2007, was $243.8 million. Navios also has the ability to draw up to $120 million on its revolving credit facility.

First Half 2007 Results (in 000’s of US Dollars):

	Six months ended June 30,
	2007	2006
	(unaudited)	(unaudited)
Revenue	$237,003	$102,656
EBITDA	77,213	$49,145
Net income	$37,965	$9,906

Navios earns revenue from owned and chartered-in vessels, COAs and port terminal operations.

Revenue for the six month period ended June 30, 2007 was $237.0 million as compared to $102.7 million for the same period of 2006. Revenue from vessel operations increased by approximately $133.4 million or 135.2% to $232.1 million for the six months ended June 30, 2007 from $98.7 million for the same period of 2006. This increase is mainly attributable to: (a) the increase in the operating days, (b) the improvement in the market resulting in higher charter-out daily hire rates in the first half of 2007 as compared to the same period of 2006, and (c) an increase in the number of COAs serviced by Navios (acquired as part of the acquisition of Kleimar).

Revenue from port terminal operations for the first half of 2007 was $4.9 million as compared to $4.0 million in the same period of 2006. This is attributable to increased throughputs in the first half of 2007 of 1,190,000 tons as compare to 1,022,500 tons in the same period of 2006.

EBITDA was $77.2 million for the first half of 2007 as compared to $49.1 million for the same period of 2006. This $28.1 million increase in EBITDA is mainly attributable to (a) a gain in Forward Freight Agreement (‘‘FFA’’) trading of $10.1 million in the first half of 2007 versus a $3.3 million gain in the same period last year, resulting in a favorable FFA variance of $6.8 million, (b) the increase in revenue by $134.3 million from $102.7 million in the first half of 2006 to $237.0 million in the same period of 2007. The above increase was mitigated mainly by (a) the increase in time charter and voyage expenses by $107.2 million from $43.4 million in the first half of 2006 to $150.6 million in the same period of 2007, (b) the increase in the direct vessels expenses by $4.8 million due to the expansion of the owned fleet from 15 vessels in the first half of 2006 to 19 vessels in the same period of 2007, (c) the increase in general and administrative expenses by $1.3 million and (d) the net increase in all other categories (other income/expenses, income from investments in finance leases, income from affiliate companies, etc.) by $0.3 million.

Net income for the six month period ended June 30, 2007 was $38.0 million as compared to $9.9 million for the comparable period of 2006. The resultant increase of net income was primarily due to the $28.1 million increase in EBITDA.

Time Charter Coverage

Navios has extended its long-term fleet employment by recently agreeing to charter out vessels for periods ranging from three to ten years. As a result, Navios has currently fixed 99.0%, 88.9%, 49.6% and 29.0% of available days in 2007, 2008, 2009 and 2010, respectively, of its fleet (excluding Kleimar’s vessels, which are primarily utilized to fulfill COAs). This represents contracted revenue (net of commissions) from the current charter agreements of $222.0 million, $250.0 million, $148.6 million and $92.6 million, for 2007, 2008, 2009 and 2010, respectively. Although these charter payments are based on contractual charter rates, the contracts are subject to performance and reflect an estimate of off-hire days for periodic maintenance.

The average contractual daily charter-out rate for the core fleet (excluding Kleimar’s vessels, which are primarily utilized to fulfill COAs) is $21,504, $24,387, $24,804 and $24,466 for 2007, 2008, 2009 and 2010, respectively. The average daily charter-in rate for the active long-term charter-in vessels for the first half of 2007 was $9,374 (excluding Kleimar’s vessels).

Summary Fleet Data

Set forth below are selected historical and statistical data for Navios that the Company believes may be useful in better understanding the Company’s financial position and results of operations.

	Three month period ended June 30,
	2007	2006(2)
FLEET DATA
Available days(1)(3)	4,155	2,593
Operating days(4)	4,155	2,587
Fleet utilization(5)	100%	99.76%
AVERAGE DAILY RESULTS
Time Charter Equivalents (including FFAs)	$23,909	$17,329
Time Charter Equivalents (excluding FFAs)	$22,193	$16,687

	Six month period ended June 30,
	2007	2006(2)
FLEET DATA
Available days(1)(3)	7,917	4,983
Operating days(4)	7,916	4,972
Fleet utilization(5)	100%	99.78%
AVERAGE DAILY RESULTS
Time Charter Equivalents (including FFAs)	$23,150	$17,905
Time Charter Equivalents (excluding FFAs)	$21,881	$17,237

(1)	Navios has currently fixed out (i.e., arranged charters for) 99.0%, 88.9%, 49.6% and 29.0% of available days in 2007, 2008, 2009 and 2010, respectively (excluding Kleimar’s fleet)
(2)	Excludes vessels acquired through the acquisition of Kleimar
(3)	Available days for fleet are total calendar days the vessels were in Navios’s possession for the relevant period after subtracting off-hire days associated with major repairs, drydocks or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which vessels should be capable of generating revenue

(4)	Operating days is the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenue
(5)	Fleet utilization is the percentage of time that Navios’s vessels were available for revenue generating available days, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels

Fleet Employment Profile

Exhibit 2 displays the ‘‘core fleet’’ employment profile of Navios.

Dividend

Navios’s board of directors declared a quarterly cash dividend for the period ended June 30, 2007 of $.0666 per share, payable on September 14, 2007 to record holders as of August 31, 2007.

Conference Call

As already announced, today, Thursday, August 16, 2007, at 08:30 AM EST, the Company’s management will host a conference call to discuss the results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers:

US Dial In: +1.800.657.1263

International Dial In: +1.973.633.8200

Passcode: 9081030

A telephonic replay of the conference call will be available until August 22, 2007 at the following numbers:

US Replay Dial In: +1.877.519.4471

International Replay Dial In: +1.973.341.3080

Passcode: 9081030

Webcast:

This call will simultaneously be Webcast at the following Web address:

http://www.videonewswire.com/event.asp?id=41599

The Webcast will be archived and available at this same Web address for one year following the call.

ABOUT NAVIOS MARITIME HOLDINGS INC.

About Navios Maritime Holdings Inc.

Navios Maritime Holdings Inc. is a large, global, vertically integrated seaborne shipping company transporting a wide range of drybulk commodities including iron ore, coal and grain. For over 50 years, Navios has worked with raw materials producers, agricultural traders and exporters, industrial end-users, ship owners, and charterers. Navios also owns and operates a port/storage facility in Uruguay and has in-house technical ship management expertise. Navios maintains offices in Piraeus, Greece; South Norwalk, Connecticut; Montevideo, Uruguay and Antwerp, Belgium.

Navios’s stock is listed on the NYSE where its Common Shares and Warrants trade under the symbols ‘‘NM’’ and ‘‘NM WS’’, respectively.

Risks and uncertainties are described in reports filed by Navios Maritime Holdings Inc. with the United States Securities and Exchange Commission.

Forward Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as ‘‘expects,’’ ‘‘intends,’’ ‘‘plans,’’ ‘‘believes,’’ ‘‘anticipates,’’ ‘‘hopes,’’ ‘‘estimates,’’ and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenue and time charters. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

EXHIBIT 1

NAVIOS MARITIME HOLDINGS INC.
CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of US Dollars — except per share data)

	June 30, 2007	December 31, 2006
	(unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$198,233	$99,658
Restricted cash	45,539	16,224
Accounts receivable, net of allowance for doubtful accounts of $5,886 as at June 30, 2007 and $6,435 as at December 31, 2006	58,093	28,235
Short term derivative asset	121,353	39,697
Short term backlog asset	5,011	5,246
Deferred tax asset	4,709	—
Prepaid expenses and other current assets	12,019	6,809
Total current assets	444,957	195,869
Deposit on exercise of vessels purchase options	—	2,055
Vessels, port terminal and other fixed assets, net	575,036	505,292
Long term derivative assets	12,906	—
Deferred financing costs, net	13,443	11,454
Deferred dry dock and special survey costs, net	4,121	3,546
Investments in Leased Assets	63,363	—
Investments in affiliates	365	749
Long term backlog asset	131	2,497
Trade name	84,807	86,202
Port terminal operating rights	29,570	29,954
Favorable lease terms and purchase options	303,859	66,376
Goodwill	69,808	40,789
Total non-current assets	1,157,409	748,914
Total Assets	$1,602,366	$944,783
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$50,553	$37,366
Accrued expenses	32,063	10,726
Deferred voyage revenue	9,397	4,657
Short term derivative liability	187,168	42,034
Short term backlog liability	1,925	5,946
Current portion of long term debt	12,610	8,250
Total current liabilities	293,716	108,979
Senior notes, net of discount	298,057	297,956
Long term debt, net of current portion	298,380	261,856
Unfavorable lease terms	119,356	—
Long term liabilities	915	979
Long term derivative liability	9,890	797
Deferred tax liability	59,136	—
Total non-current liabilities	785,734	561,588
Total liabilities	1,079,450	670,567
Commitments and Contingencies	—	—
Stockholders’ Equity
Preferred stock – $0.0001 par value, authorized 1,000,000 shares. None issued	—	—
Common stock – $ 0.0001 par value, authorized 250,000,000 shares (120,000,000 as of December 31, 2006), issued and outstanding 100,549,328 and 62,088,127 as of June 30, 2007 and December 31, 2006, respectively	10	6
Additional paid-in capital	494,149	276,178
Accumulated other comprehensive income/(loss)	(4,908)	(9,816)
Retained earnings	33,665	7,848
Total stockholders’ equity	522,916	274,216
Total Liabilities and Stockholders’ Equity	$1,602,366	$944,783

NAVIOS MARITIME HOLDINGS INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in thousands of US Dollars — except per share data)

		Three Month Period ended June 30, 2007	Three Month Period ended June 30, 2006	Six Month Period ended June 30, 2007	Six Month Period ended June 30, 2006
	Note	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue	14	$135,865	52,993	$237,003	$102,656
Gain (loss) on Forward Freight Agreements	9	7,196	1,665	10,050	3,327
Time charter, voyage and port terminal expenses		(90,204)	(22,622)	(150,644)	(43,390)
Direct vessel expenses		(7,866)	(5,047)	(14,024)	(9,211)
General and administrative expenses		(4,562)	(4,042)	(8,855)	(7,637)
Depreciation and amortization	6, 7	(7,421)	(9,155)	(13,694)	(19,769)
Interest income from investments in finance lease		1,086	—	1,646	—
Interest income		1,565	661	3,088	1,129
Interest expense and finance cost, net	8	(12,528)	(10,787)	(25,999)	(19,993)
Other income		571	1,215	739	2,640
Other expense		(274)	(99)	(748)	(142)
Income before equity in net earnings of affiliate companies and joint ventur		23,428	4,782	38,562	9,610
Equity in net Earnings of Affiliated Companies and Joint Venture		388	142	1,216	296
Net income before taxes		$23,816	$4,924	$39,778	$9,906
Income taxes		(634)	—	(1,813)	—
Net income		$23,182	$4,924	$37,965	$9,906
Less:
Incremental fair value of securities offered to induce warrants exercise		$—	$—	$(4,195)	$—
Income available to common shareholders		23,182	4,924	33,770	9,906
Earnings per share, basic		$0.26	0.10	$0.46	$0.21
Weighted average number of shares, basic	15	88,475,428	$49.801.893	82,400,161	47,581.444
Earnings per share, diluted		$0.24	0.10	$0.42	$0.21
Weighted average number of shares, diluted	15	95,895,877	49.801.893	89,450,525	47.581.444

NAVIOS MARITIME HOLDINGS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of US Dollars)

	Six Month Period ended June 30, 2007	Six Month Period ended June 30, 2006
	(unaudited)	(unaudited)
OPERATING ACTIVITIES
Net income	$37,965	$9,906
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	15,115	19,144
Amortization of deferred financing cost	931	1,228
Amortization of deferred dry dock costs	829	606
Amortization of backlog	(1,420)	625
Provision for losses on accounts receivable	(550)	(3)
Unrealized (gain)/loss on FFA derivatives	(2,131)	(4,453)
Deferred taxation	1,813	—
Unrealized (gain)/loss on interest rate swaps	(561)	(1,489)
Earnings in affiliates and joint ventures, net of dividends received	(538)	286
Changes in operating assets and liabilities:		—
(Increase) decrease in restricted cash	(29,315)	(19,850)
Decrease (increase) in accounts receivable	(28,589)	2,751
(Increase) decrease in prepaid expenses and other current assets	(1,732)	(4,917)
Increase (decrease) in accounts payable	3,831	1,277
Increase (decrease) in accrued expenses	14,939	5,666
Increase (decrease) in deferred voyage revenue	4,739	2,052
(Decrease) increase in long term liability	(64)	(1,029)
Increase (decrease) in derivative accounts	66,336	12,311
Payments for dry dock and special survey costs	(1,403)	(1,605)
Net cash provided by operating activities	80,194	22,506
INVESTING ACTIVITIES:
Acquisition of subsidiary, net of cash acquired	(145,436)	(88,561)
Acquisition of vessels	(44,490)	(88,561)
Purchase of property and equipment	(202)	(1,219)
Net cash (used in) provided by investing activities	(190,128)	(89,780)
FINANCING ACTIVITIES:
Proceeds from long term loan, net of deferred finance fees	22,075	97,659
Repayment of long term debt	(23,835)	(30,351)
Receipts from finance lease	4,442	—
Dividends paid	(12,148)	(3,024)
Issuance of common stock	217,975	65,454
Net cash provided by (used in) financing activities	208,509	129,738
(Decrease) increase in cash and cash equivalents	98,575	62,464
Cash and cash equivalents, beginning of period	99,658	37,737
Cash and cash equivalents, end of period	$198,233	$100,201
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest	$28,355	$9,127

Disclosure of Non-GAAP Financial Measures

EBITDA:    EBITDA represents net income before interest, taxes, depreciation and amortization. Navios uses EBITDA because Navios believes that EBITDA is a basis upon which liquidity can be assessed and because Navios believes that EBITDA presents useful information to investors regarding Navios’ ability to service and/or incur indebtedness. Navios also uses EBITDA (i) in its credit agreement to measure compliance with covenants such as interest coverage and debt incurrence; (ii) by prospective and current lessors as well as potential lenders to evaluate potential transactions; and (iii) to evaluate and price potential acquisition candidates.

EBITDA has limitations as an analytical tool, and should not be considered in isolation or as a substitute for analysis of Navios’ results as reported under US GAAP. Some of these limitations are: (i) EBITDA does not reflect changes in, or cash requirements for, working capital needs, and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and EBITDA does not reflect any cash requirements for such capital expenditures. Because of these limitations, EBITDA should not be considered as a principal indicator of Navios’ performance.

EBITDA Reconciliation to Cash from Operations

(in thousands of US Dollars)

	Three Months Ended June 30, 2007	Three Months Ended June 30, 2006
	(unaudited)	(unaudited)
Net cash provided by operating activities	$29,188	$13,809
Net increase (decrease) in operating assets	44,452	26,948
Net (increase) decrease in operating liabilities	(48,186)	(29,389)
Net interest cost	10,963	10,126
Deferred finance charges	(484)	(575)
Provision for losses on accounts receivable	—	3
Unrealized gain (loss) on FFA derivatives, FECs and interest rate swaps	5,293	3,138
Earnings in affiliates and joint ventures, net of dividends received	86	15
Payments for drydock and special survey costs	1,329	473
EBITDA	$42,641	$24,548

	Six Months Ended June 30, 2007	Six Months Ended June 30, 2006
	(unaudited)	(unaudited)
Net cash provided by operating activities	$80,194	$22,506
Net increase in operating assets	59,636	22,016
Net (increase) decrease in operating liabilities	(89,780)	(20,277)
Net interest cost	22,911	18,864
Deferred finance charges	(931)	(1,228)
Provision for losses on accounts receivable	550	3
Unrealized gain (loss) on FFA derivatives, FECs and interest rate swaps	2,692	5,942
Earnings in affiliates and joint ventures, net of dividends received	538	(286)
Payments for drydock and special survey costs	1,403	1,605
EBITDA	$77,213	$49,145

EXHIBIT 2

FLEET EMPLOYMENT PROFILE (CORE FLEET)

Owned Vessels

Vessels(1)	Type	Built	DWT	Charter-out Rate(2)	Expiration Date(3)
Navios Ionian	Ultra Handymax	2000	52,068	22,219	03/18/2009
Navios Apollon	Ultra Handymax	2000	52,073	16,150	09/30/2007
				23,700	10/01/2012
Navios Horizon	Ultra Handymax	2001	50,346	14,725	06/16/2008
Navios Herakles	Ultra Handymax	2001	52,061	26,600	05/12/2009
Navios Achilles	Ultra Handymax	2001	52,063	21,138	01/15/2009
Navios Meridian	Ultra Handymax	2002	50,316	14,250	10/01/2007
				23,700	10/02/2012
Navios Mercator	Ultra Handymax	2002	53,553	19,950	12/15/2008
Navios Arc	Ultra Handymax	2003	53,514	27,693	05/25/2009
Navios Hios	Ultra Handymax	2003	55,180	24,035	10/31/2008
Navios Kypros	Ultra Handymax	2003	55,222	43,938	11/30/2007
Navios Gemini S	Panamax	1994	68,636	19,523	12/21/2008
Navios Libra II	Panamax	1995	70,136	21,613	12/31/2007
				23,513	12/30/2010
Navios Felicity	Panamax	1997	73,867	9,595	04/25/2008
				26,169	04/26/2013
Navios Magellan	Panamax	2000	74,333	21,850	01/19/2010
Navios Galaxy I	Panamax	2001	74,195	24,062	01/25/2008
				21,937	12/26/2018
Navios Star	Panamax	2002	76,662	21,375	01/21/2010
Navios Alegria	Panamax	2004	76,466	19,475	12/31/2007
				23,594	12/30/2010
Navios Hyperion	Panamax	2004	75,707	26,268	02/26/2009
Asteriks	Panamax	2005	76,801		—
Obeliks (5)	Capesize	2000	170,454		—

Long Term Chartered-in Vessels

Vessels	Type	Built	DWT	Purchase Option(4)	Charter-out Rate(2)	Expiration Date(3)
Navios Vector	Ultra Handymax	2002	50,296	No	8,811	10/17/2007
Navios Astra	Ultra Handymax	2006	53,468	Yes	34,200	08/11/2009
Navios Primavera	Ultra Handymax	2007	53,464	Yes	20,046	06/01/2010
Navios Cielo	Panamax	2003	75,834	No	25,175	11/03/2008
Navios Orbiter	Panamax	2004	76,602	Yes	24,700	02/23/2009
Navios Aurora	Panamax	2005	75,397	Yes	24,063	07/06/2008
Navios Orion	Panamax	2005	76,602	No	27,312	03/01/2009
Navios Titan	Panamax	2005	82,936	No	20,000	01/04/2008
					27,100	11/24/2010
Navios Sagittarius	Panamax	2006	75,756	Yes	25,413	12/08/2008
Navios Altair	Panamax	2006	83,001	No	22,715	09/20/2009
Navios Prosperity	Panamax	2007	82,535	Yes	24,000	07/04/2012
Navios Esperanza	Panamax	2007	75,200	No	37,056	08/09/2009
Belisland	Panamax	2003	76,602	No		—
Golden Heiwa	Panamax	2007	76,662	No		—
SA Fortius	Capesize	2001	171,595	No		—
Beaufiks	Capesize	2004	180,181	Yes		—
Fantastiks	Capesize	2005	180,265	Yes		—
Rubena N	Capesize	2006	203,233	No		—

Vessels to be delivered

Long Term Chartered-in Vessels

Vessels	Type	Delivery Date	Purchase Option	DWT
Navios TBN	Ultra Handymax	05/2008	No	55,100
Navios Aldebaran	Panamax	03/2008	Yes	76,500
Navios TBN	Panamax	09/2011	Yes	80,000
Navios TBN	Capesize	09/2011	Yes	180,200
Tsuneishi TBN	Panamax	03/2008	No	75,250
Namura TBN	Capesize	04/2010	No	176,800
C.Utopia	Capesize	11/2007	No	174,000

Owned Vessels

Vessels	Type	Delivery Date	DWT
Navios TBN	Capesize	07/2009	180,000
Navios TBN	Capesize	09/2009	180,000
Navios TBN	Capesize	11/2009	172,000
Navios TBN	Capesize	11/2009	172,000

(1)	Excludes the Vanessa, a Product Handysize tanker (19,078 dwt) built in 2002, acquired in connection with the acquisition of Kleimar
(2)	Net Time Charter-out Rate per day (net of commissions)
(3)	Estimated dates assuming midpoint of redelivery by charterers
(4)	Generally, Navios may exercise its purchase option after three years of service
(5)	The vessel is contracted to be sold $24.2 million in 2009. The vessel is 95% owned. The vessel is accounted for as a capital lease, which had an adverse effect on EBITDA of $2.3 million and $3.8 million for the three and six months ended June 30, 2007, respectively.